Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-104628 and 333-112854
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 9, 2004)

50,000,000

Accenture Ltd
CLASS A COMMON SHARES

Accenture Ltd is offering 35,761,232 Class A common shares and the selling shareholders identified in this prospectus supplement are offering 14,238,768 Class A common shares.

Accenture Ltd’s Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” On April 28, 2004, the last reported sale price of the Class A common shares on the New York Stock Exchange was $23.76 per share.

Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

PRICE $23.50 A SHARE

		Underwriting		Proceeds to
		Discounts and	Proceeds to	Selling
	Price to Public	Commissions	Accenture Ltd	Shareholders

Per Share	$23.50	$.658	$22.842	$22.842
Total	$1,175,000,000	$32,900,000	$816,858,061.34	$325,241,938.66

Accenture Ltd has granted the underwriters the right to purchase up to an additional 7,500,000 Class A common shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about May 4, 2004.

Morgan Stanley Senior Bookrunner	UBS Investment Bank	JPMorgan

Credit Suisse First Boston

Goldman, Sachs & Co.

Merrill Lynch & Co.

Citigroup

SG Cowen & Co.

Banc of America Securities LLC	Wachovia Securities

Bear, Stearns & Co. Inc.

Needham & Company, Inc.

Legg Mason Wood Walker

Incorporated

ABN AMRO Rothschild LLC

Robert W. Baird & Co.

Scotia Capital

April 28, 2004

      You should rely only on the information incorporated by reference or contained in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. The Class A common shares are being offered and sold only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of those documents.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations and our results of operations that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed under the section entitled “Risk Factors” in the accompanying prospectus.

S-i

SUMMARY

      This summary does not contain all the information that may be important to you. We urge you to read this entire prospectus supplement and the accompanying prospectus and incorporated information carefully, including the “Risk Factors” section and our historical financial statements and related notes included or incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision.

      In this prospectus supplement, we use the terms “Accenture,” “we,” “our” and “us” to refer to Accenture Ltd and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on August 31. For example, a reference to “fiscal 2003” means the 12-month period ended on August 31, 2003. We use the term “partner” to refer to the executive employees of Accenture with the “partner” title.

      Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to an additional 7,500,000 Class A common shares from Accenture Ltd.

Accenture

      Accenture is one of the world’s leading management consulting, technology services and outsourcing organizations. We had approximately $11.82 billion of revenues before reimbursements for fiscal 2003 and approximately $6.56 billion of revenues before reimbursements for the six months ended February 29, 2004. As of February 29, 2004, we had approximately 90,000 employees in 48 countries delivering to our clients a wide range of management consulting, technology and outsourcing services and solutions. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments.

      Our leading position results from the fact that we are one of the largest management consulting, technology services and outsourcing companies in the world in terms of number of employees, industries served and revenues. Based on our knowledge of our business and the business of our competitors, we believe that few other organizations provide as broad a range of management consulting, technology services and outsourcing solutions to as many industries in as many geographic markets as we do.

      Our business consists of using our industry and business-process knowledge, our service offering expertise and our insight into and access to existing and emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients identify and enter new markets, increase revenues in existing markets, improve operational performance and deliver their products and services more effectively and efficiently.

      Our business is structured around five operating groups: Communications & High Tech; Financial Services; Products; Resources; and Government. Together, these operating groups comprise 18 industry groups serving clients in every major industry. Our industry focus gives us an understanding of industry evolution, business issues and applicable technologies, enabling us to deliver innovative solutions tailored to each client or, as appropriate, more standardized capabilities that we offer to multiple clients. The following table shows the organization of our five operating groups and their 18 industry groups.

Operating Groups

Communications & High Tech	Financial Services	Products	Resources	Government
• Communications • Electronics & High Tech • Media & Entertainment	• Banking • Capital Markets • Insurance	• Automotive • Health Services • Industrial Equipment • Pharmaceuticals & Medical Products • Retail & Consumer • Transportation & Travel Services	• Chemicals • Energy • Forest Products • Metals & Mining • Utilities	• Government

      Our capability groups, business process outsourcing (“BPO”) businesses and technology businesses are the innovation engines through which we develop our knowledge capital, build world-class skills and innovative capabilities, and create, acquire and manage key assets central to our delivery of innovative solutions to our clients.

      Our two capability groups, Business Consulting and Technology & Outsourcing, develop and deliver a wide spectrum of services and solutions that address business opportunities and challenges common across industries. The subject matter experts within our capability groups support the industry experts working within our operating groups. Among the key areas in which our capability groups have specialized expertise are customer relationship management, supply chain management, human performance, finance and performance management, strategy and business architecture, technology research, and the full range of technology development and implementation. Our Technology & Outsourcing capability group also manages our alliances with technology companies and oversees our intellectual property program.

      Our BPO businesses provide function-specific and/ or industry-specific business services to multiple clients on an outsourced basis through standard operating models. Our technology businesses provide specialized technology and infrastructure capabilities focused on particular technology platforms, such as Microsoft Windows and .NET, as well as technology infrastructures designed from Accenture-owned-and-operated capabilities.

      Client engagement teams typically consist of industry experts, capability specialists and professionals with local market knowledge. Our client teams are complemented by professionals in our delivery centers, who capture replicable components of methodologies and technologies to create client solutions quickly, predictably and cost-effectively.

      We are committed to developing leading-edge ideas. We believe that research and innovation have been major factors in our success and will help us continue to grow in the future. We use our investment in research to help create, commercialize and disseminate innovative business strategies and technology. Our research and innovation program is designed to generate early insights into how knowledge can be harnessed to create innovative business solutions for our clients and to develop business strategies with significant value. In addition, we have sales and delivery alliances with companies whose capabilities complement our own, either by enhancing a service offering, delivering a new technology, or helping us extend our services to new geographies. By combining our alliance partners’ products and services with our own capabilities, we create innovative, high-value business solutions for our clients.

Share Management Plan

      We recognize the need to address three important objectives related to the ownership of Accenture Ltd Class A common shares: increased public float, broader ownership of the Accenture Ltd Class A common shares and the orderly entry of our shares into the market. We also recognize the needs of our partners to diversify their portfolios and to achieve additional liquidity over time. To balance these objectives, and to effectively incentivize our current and future partners, since the first half of fiscal 2002 we have implemented a number of arrangements, which we refer to collectively as our “Share Management Plan.” These arrangements currently include:

•	our agreement with over 2,800 of our partners and former partners and their permitted transferees holding, as of April 22, 2004, an aggregate of more than 557 million Accenture Ltd Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares, including substantially all of such shares held by our partners and former partners and previously received by them in connection with our transition to a corporate structure, to further restrict the transfer of their equity interests acquired from Accenture until July 24, 2005, except for transfers in transactions approved by Accenture, such as this offering and the transactions described below. We expect that after this offering and the application of the proceeds, an aggregate of more than 507 million Accenture Ltd Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares will be subject to such further restriction on transfer;

•	our Family and Charitable Transfer Program, which permits our partners and former partners to transfer their equity interests in connection with estate and/or tax planning strategies, provided that the transferees agree to be bound by restrictions on transfer comparable to those applicable to the transferring partner or former partner, including the restrictions described above. As of April 22, 2004, an aggregate of more than 17 million Accenture Ltd Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares had been transferred through this program;

•	our Quarterly Partner Share Transactions, through which we afford our partners and former partners and their permitted transferees regular opportunities to sell or redeem shares as to which the transfer restrictions imposed prior to our initial public offering are no longer in effect in specified transactions approved by Accenture. As of April 22, 2004 through these and other transactions, our partners and former partners and their permitted transferees had sold approximately 18 million Accenture Ltd Class A common shares and sold or redeemed approximately 38 million Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares to Accenture;

•	our facilitation of underwritten public offerings, such as this offering. In connection with previous underwritten public offerings and the related transactions in which the offering proceeds were applied, our partners and former partners have sold or redeemed an aggregate of more than 192 million Accenture Ltd Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares. We expect to facilitate additional offerings from time to time in the future depending upon, among other things, market conditions; and

•	our creation of the Accenture Share Employee Compensation Trust, through which we acquire Accenture Ltd Class A common shares to provide shares for select Accenture employee benefits, such as equity awards to future partners.

      We have designed these agreements and arrangements with the flexibility to accommodate changes and additions to the Share Management Plan. We will continue to review other opportunities that are compatible with the objectives of the Share Management Plan. For additional information, see “Risk Factors— Risks That Relate to Ownership of Our Class A Common Shares— The share price of the Accenture Ltd Class A common shares may decline due to the large number of Class A common shares eligible for future sale” in the accompanying prospectus and “Item 13. Certain Transactions and Relationships” in our Annual Report on Form 10-K for fiscal 2003.

The Offering

Class A common shares offered by Accenture Ltd	35,761,232 Class A common shares. We intend to use the net proceeds from the offering to purchase or redeem an aggregate of 35,761,232 Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares.

Class A common shares offered by the selling shareholders	14,238,768 Class A common shares.

Class A common shares outstanding immediately before the offering and the application of the proceeds(1)	544,312,567 Class A common shares (or 959,740,904 Class A common shares if all Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares not held by Accenture are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis).

Class A common shares outstanding immediately after the offering and the application of the proceeds(1)	580,073,799 Class A common shares (or 959,740,904 Class A common shares if all Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares not held by Accenture are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis).

Use of proceeds	We intend to use the net proceeds from Accenture Ltd’s sale of 35,761,232 Class A common shares in the offering to purchase or redeem, as the case may be, an aggregate of 35,761,232 Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares. We intend to use any proceeds from an exercise of the underwriters’ over-allotment option to purchase or redeem, as the case may be, Class A common shares and additional Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares.

Except as described in the next sentence, we will not receive any proceeds from the sale of any Class A common shares offered by the selling shareholders. We expect that the Accenture shareholders who are selling shareholders in the offering or from whom we intend to purchase or redeem shares as described above (other than those former partners, retired at

(1)	Class A common shares outstanding immediately before and immediately after the offering and the application of the proceeds are based on information as of April 22, 2004, and reflect 33,698,328 Class A common shares underlying fully vested restricted share units. Class A common shares outstanding do not reflect:

•	13,451,616 Class A common shares underlying restricted share units that are not fully vested; and
•	70,397,295 Class A common shares issuable pursuant to options.

the time of our May 2001 transition to a corporate structure, that received awards of restricted share units in connection with the initial public offering of the Class A common shares) will pay to us an amount equal to 3% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount. We will apply these amounts to cover all of the expenses of the offering, with the excess being applied to fund the Accenture Share Employee Compensation Trust.

Dividend policy	We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

New York Stock Exchange symbol	“ACN”

Risk factors	Investing in our Class A common shares involves risks. See “Risk Factors” in the accompanying prospectus.

Summary Financial Data

      The following unaudited summary historical financial information should be read in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in the accompanying prospectus.

						Six months ended
	Year ended August 31,
						February 28,	February 29,
	1999	2000	2001	2002	2003	2003	2004

	(in millions, except share and per share amounts)
Income Statement Data:
Revenues:
Revenues before reimbursements	$9,550	$9,752	$11,444	$11,574	$11,818	$5,756	$6,564
Reimbursements	1,326	1,579	1,618	1,531	1,579	760	693

Revenues	10,876	11,331	13,062	13,105	13,397	6,516	7,257
Operating expenses:
Cost of services:*
Cost of services before reimbursable expenses*	5,457	5,486	6,199	6,897	7,508	3,591	4,363
Reimbursable expenses	1,326	1,579	1,618	1,531	1,579	760	693

Cost of services*	6,783	7,065	7,817	8,428	9,087	4,351	5,056
Sales and marketing*	790	883	1,217	1,566	1,459	725	709
General and administrative costs*	1,271	1,296	1,516	1,616	1,300	657	655
Restructuring, reorganization and rebranding costs	—	—	849	111	—	(14)	21
Restricted share unit-based compensation	—	—	967	—	—	—	—

Total operating expenses*	8,844	9,245	12,366	11,720	11,846	5,719	6,442

Operating income*	2,032	2,086	696	1,385	1,551	797	815
Gain (loss) on investments, net	92	573	107	(321)	10	5	4
Interest income	60	67	80	46	41	20	26
Interest expense	(27)	(24)	(43)	(49)	(21)	(11)	(12)
Other income (expense)	(5)	51	17	15	32	26	19
Equity in losses of affiliates	(6)	(47)	(61)	(9)	—	(1)	(1)

Income before taxes*	2,146	2,707	795	1,068	1,613	836	851
Provision for taxes (1)	123	243	503	491	566	318	296

Income before minority interest and accounting change*	2,023	2,464	292	576	1,047	518	555
Minority interest	—	—	577	(332)	(549)	(273)	(257)

Income before accounting change*	2,023	2,464	869	245	498	246	297
Cumulative effect of accounting change	—	—	188	—	—	—	—

Partnership income before partner distributions* (2)	$2,023	$2,464

Net income*			$1,057	$245	$498	$246	$297

*	Excludes payments for partner distributions for periods ended on or prior to May 31, 2001.
(1)	For periods ended on or prior to May 31, 2001, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.
(2)	Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income for periods ended on or prior to May 31, 2001 is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements for periods prior to May 31, 2001.

						Six months ended
	Year ended August 31,
						February 28,	February 29,
	1999	2000	2001	2002	2003	2003	2004

	(in millions, except share and per share amounts)
Weighted Average Class A Common Shares:
Basic	—	—	—	425,941,809	468,592,110	467,598,703	531,738,351
Diluted	—	—	—	1,023,789,546	996,754,596	1,000,088,568	1,009,403,593
Earnings Per Class A Common Share:
Basic	—	—	—	$0.57	$1.06	$0.53	$0.56
Diluted	—	—	—	$0.56	$1.05	$0.52	$0.55

	As of August 31,					As of
						February 29,
	1999	2000	2001	2002	2003	2004

	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$1,111	$1,271	$1,880	$1,317	$2,332	$2,854
Working capital	913	1,015	401	725	1,686	1,837
Total assets	4,615	5,451	6,061	5,479	6,459	7,519
Long-term debt	127	99	1	3	14	14
Total partners’ capital	2,208	2,368	—	—	—	—
Shareholders’ equity	—	—	282	439	794	1,165

USE OF PROCEEDS

      The net proceeds to Accenture Ltd from the offering, after deducting underwriting discounts, will be approximately $817 million, or approximately $988 million if the underwriters fully exercise the over-allotment option we have granted to them.

      We intend to use the net proceeds from Accenture Ltd’s sale of 35,761,232 Class A common shares in the offering to purchase or redeem, as the case may be, 35,761,232 Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares. We intend to use any proceeds from an exercise of the underwriters’ over-allotment option to purchase or redeem, as the case may be, Class A common shares and additional Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares. Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

      Except as described in the next sentence, we will not receive any proceeds from the sale of any Class A common shares offered by the selling shareholders. We expect that the Accenture shareholders who are selling shareholders in the offering or from whom we intend to purchase or redeem shares as described above (other than those former partners, retired at the time of our May 2001 transition to a corporate structure, that received awards of restricted share units in connection with the initial public offering of the Class A common shares) will pay to us an amount equal to 3% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount. We will apply these amounts to cover all of the expenses of the offering, with the excess being applied to fund the Accenture Share Employee Compensation Trust.

SELLING SHAREHOLDERS

      The following table sets forth, for each selling shareholder that is one of our directors or executive officers, the name, the number of Class A common shares beneficially owned as of April 22, 2004, the number of Class A common shares being offered pursuant to this prospectus supplement and the number of Class A common shares that will be beneficially owned immediately after the offering contemplated by this prospectus supplement.

			Number of Class A
			common shares
			beneficially owned
			immediately after
			offering
	Number of Class A	Number of Class A	contemplated
	common shares	common shares	by this
Name	beneficially owned	offered	prospectus supplement

Karl-Heinz Flöther	694,761	92,635	602,126
Mark Foster	648,534	30,000	618,534
Masakatsu Mori	649,895	86,000	563,895
Gill A. Rider	635,779	60,000	575,779
David C. Thomlinson	643,845	66,000	577,845

      In addition to the selling shareholders named in the preceding table, 13,904,133 Class A common shares are being offered by additional selling shareholders. Information with respect to these additional selling shareholders has been filed with the SEC and set forth in an exhibit to the registration statement to which this prospectus supplement relates. No selling shareholder owns more than 1% of Accenture Ltd’s Class A common shares and no selling shareholder will own more than 1% of Accenture Ltd’s Class A common shares immediately after the offering contemplated by this prospectus supplement. Certain partners and former partners hold their Class A common shares through personal holding companies.

Additional Information

      Joe W. Forehand, Accenture’s Chairman and Chief Executive Officer, and Stephan A. James, Accenture’s Chief Operating Officer — Capabilities and a member of its board of directors, agreed not to sell Accenture shares for two years from the date of Accenture’s initial public offering in July 2001. Having fulfilled that commitment, Messrs. Forehand and James have informed the company that they intend to dispose of a portion of the Accenture SCA Class I common shares that they are eligible to sell in transactions, related to the offering, in which the offering proceeds will be applied. Mr. Forehand intends to dispose of approximately 350,000 of the 492,211 Accenture SCA Class I common shares that he is eligible to sell and will continue to beneficially own approximately 1,056,889 shares. Mr. James intends to dispose of approximately 400,000 of the 402,036 Accenture SCA Class I common shares that he is eligible to sell and will continue to beneficially own approximately 748,676 shares.

      Harry L. You, Accenture’s Chief Financial Officer, had previously agreed not to sell shares until 2005 and intends to fulfill that commitment. Mr. You holds 523,275 restricted share units and options to acquire 300,000 Class A common shares in addition to the 30,700 Class A common shares purchased by Mr. You on the open market. Mr. You has voluntarily deferred receipt of shares under the restricted share units. William D. Green, Accenture’s Chief Operating Officer — Client Services and Chief Executive Officer — designate and a member of its board of directors, has informed the company that he does not intend to dispose of any of the 124,840 Accenture SCA Class I common shares that he is eligible to sell in the offering or in the related transactions in which the offering proceeds will be applied or in any Accenture Share Management Plan transaction to and including Accenture’s next marketed secondary offering. Mr. Green beneficially owns 832,031 Accenture SCA Class I common shares.

UNDERWRITERS

      Accenture Ltd, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated the date of this prospectus supplement with respect to the shares being offered. Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters named below have severally agreed to purchase, and Accenture Ltd and the selling shareholders have agreed to sell to them, severally, the number of shares indicated below. Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc. are the joint book-running managers of the offering. They, together with Credit Suisse First Boston LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., SG Cowen & Co., LLC, Banc of America Securities LLC, Wachovia Capital Markets, LLC, Bear, Stearns & Co. Inc., Needham & Company, Inc., Legg Mason Wood Walker, Incorporated, ABN AMRO Rothschild LLC, Robert W. Baird & Co. Incorporated and Scotia Capital (USA) Inc. are the representatives of the underwriters.

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	15,600,000
UBS Securities LLC	5,200,000
J.P. Morgan Securities Inc.	5,200,000
Credit Suisse First Boston LLC	3,640,000
Goldman, Sachs & Co.	3,640,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,640,000
Citigroup Global Markets Inc.	3,640,000
SG Cowen & Co., LLC	3,640,000
Banc of America Securities LLC	1,565,000
Wachovia Capital Markets, LLC	1,565,000
Bear, Stearns & Co. Inc.	445,000
Needham & Company, Inc.	445,000
Legg Mason Wood Walker, Incorporated	445,000
ABN AMRO Rothschild LLC	445,000
Robert W. Baird & Co. Incorporated	445,000
Scotia Capital (USA) Inc.	445,000

Total	50,000,000

      The underwriters are offering the Class A common shares subject to their acceptance of the shares from Accenture Ltd and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common shares offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Accenture Ltd and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 7,500,000 additional Class A common shares as described below.

	Paid by Accenture Ltd and
	selling shareholders(1)

	No Exercise	Full Exercise

Per Share	$.658	$.658
Total	$32,900,000	$37,835,000

(1)	In addition, Accenture Ltd and the selling shareholders have agreed to reimburse the underwriters for Blue Sky and National Association of Securities Dealers, Inc. fees and expenses.

     The underwriters initially propose to offer part of the Class A common shares directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $.394 a share under the public offering price. After the initial offering of the Class A common shares, the offering price and other selling terms may from time to time be varied by the representatives.

      Accenture Ltd has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 7,500,000 additional Class A common shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions.

      Except with the prior written consent of Morgan Stanley & Co. Incorporated, we have agreed not to dispose of or hedge any Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus supplement through the date one year after the date of this prospectus supplement, subject to specified exceptions, including (A) pursuant to employee share incentive and employee share purchase plans existing on the date of this prospectus supplement (including dispositions of Class A common shares to satisfy tax withholding obligations); (B) pursuant to equity plans formed after the date of this prospectus supplement (including dispositions of Class A common shares to satisfy tax withholding obligations), so long as the recipients of any awards under such plans are partners and are bound by the one-year transfer restrictions described in the next paragraph; (C) upon the redemption or exchange of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares outstanding as of the date of this prospectus supplement; (D) upon termination of the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, to facilitate transactions permitted under the terms of the common agreements described in our Annual Report on Form 10-K for fiscal 2003 incorporated by reference in the accompanying prospectus under “Item 13. Certain Transactions and Relationships— Share Management Plan— Common Agreements,” so long as Accenture Ltd does not offer or sell Class A common shares in a firm commitment underwritten public offering; and (E) in connection with acquisitions, so long as during the period beginning from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, the number of Class A common shares disposed of in such transactions will not exceed 10% of the Class A common shares to be outstanding immediately following this offering (assuming all Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares not held by Accenture Ltd or any of its subsidiaries are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis) and so long as the recipients of those shares during such period agree to bound by the lockup agreement for 90 days from the date of this prospectus supplement.

      Pursuant to the Voting Agreement described in our Annual Report on Form 10-K for fiscal 2003 incorporated by reference in the accompanying prospectus under “Item 13. Certain Transactions and Relationships— Accenture Ltd Voting Agreement,” we have notified our partners and former partners that they may not dispose of or hedge any Class A common shares covered by the Voting Agreement during the period from the date of this prospectus supplement continuing through the date one year after the date of this prospectus supplement, except in Accenture-approved transactions permitted under the terms of the common agreements. Except with the prior written consent of Morgan Stanley & Co. Incorporated, Accenture Ltd and Accenture SCA have agreed not to approve any transactions under the common agreements during the period beginning from the date of this prospectus supplement and continuing to and including the date 90 days after the date of this prospectus supplement, subject to specified exceptions, including (A) upon the death of the partner or former partner; (B) as a gift, so long as the donee agrees in writing to be bound by the one-year transfer restrictions in the immediately preceding sentence; (C) in Accenture-approved transactions described in our Annual Report on Form 10-K for fiscal 2003 incorporated by reference in the accompanying prospectus under “Item 13. Certain Transactions and Relationships— Share Management Plan— Family and Charitable Transfer Program,” so long as the transferee agrees in writing to be bound by the one-year transfer restrictions in the immediately preceding sentence; (D) to an immediate family member by way of a court order, so long as the transferee agrees in writing to be bound by the one-year transfer restrictions in the immediately preceding sentence; (E) to a nominee or custodian approved by Accenture Ltd, so long as the nominee or custodian agrees in writing to be bound by the one-year transfer restrictions in the immediately preceding sentence; and (F) to Accenture or any of its subsidiaries.

      In order to facilitate the offering of the Class A common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common shares. Specifically, the underwriters may sell a greater amount of Class A common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the amount of Class A common shares available for purchase by the underwriters under their option to purchase additional Class A common shares. An underwriter can close out a covered short sale by exercising its option to purchase additional Class A common shares or purchasing the Class A common shares in the open market. In determining the source of Class A common shares to close out a covered short sale, an underwriter will consider, among other things, the open market price of Class A common shares compared to the price available under the over-allotment option. The underwriters may also sell Class A common shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, Class A common shares in the open market to stabilize the price of the Class A common shares. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common shares in the offering, if the syndicate repurchases previously distributed Class A common shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A common shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      In connection with this offering, certain of the underwriters or securities dealers may distribute preliminary prospectuses electronically.

      Accenture Ltd, Accenture SCA and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      In compliance with guidelines of the National Association of Securities Dealers, Inc., the maximum compensation to the underwriters or dealers in connection with the sale of the Class A common shares pursuant to this prospectus supplement will not exceed 8% of the aggregate total offering price of the Class A common shares as set forth on the cover page of this prospectus supplement. It is anticipated that the maximum compensation paid to the underwriters will be less than 8%.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Class A common shares, will not offer or sell any Class A common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any Class A common shares in circumstances in which Section 21(1) of the FSMA does not apply to Accenture Ltd; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class A common shares in, from or otherwise involving the United Kingdom.

      The Class A common shares may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer Class A common shares to be sold by the selling shareholders to a list of 49 offerees in Japan in accordance with the above provisions.

      From time to time, certain of the underwriters and their affiliates have provided, and may continue to provide, commercial banking and/or investment banking services to us in the ordinary course of business. From time to time, we have provided, and may continue to provide, management consulting, technology and outsourcing services and solutions to the underwriters and their affiliates in the ordinary course of business.

LEGAL MATTERS

      Certain legal matters will be passed upon for us by Simpson Thacher & Bartlett LLP as to matters of United States and New York law. In connection with this offering, Shearman & Sterling LLP, New York, New York, will pass upon certain United States legal matters for the underwriters. Appleby Spurling Hunter, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus supplement. Mello Jones & Martin, Bermuda, will pass upon the validity of the Class A common shares for the underwriters.

115,000,000 Class A Common Shares

Accenture Ltd may offer from time to time up to 81,000,000 Class A common shares. The selling shareholders identified in this prospectus may offer from time to time up to 34,000,000 Class A common shares.

This prospectus describes the general manner in which Class A common shares may be offered and sold by Accenture Ltd and the selling shareholders. If necessary, the specific manner in which Class A common shares may be offered and sold will be described in a supplement to this prospectus.

The Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” The last reported sale price of the Class A common shares on April 2, 2004, was $25.13 per share.

See “Risk Factors” beginning on page 2 to read about factors you should consider, along with any supplement to this prospectus, before buying the Class A common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 9, 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front cover of those documents. You should read all information supplementing this prospectus.

      The Bermuda Monetary Authority has classified us as non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares under the Exchange Control Act 1972 of Bermuda and regulations under it.

      We have obtained the permission of the Bermuda Monetary Authority for the issue of the Accenture Ltd Class A common shares that we may sell and for the transfer of the Accenture Ltd Class A common shares which the selling shareholders may sell as described in this prospectus. In addition, we have obtained the permission of the Bermuda Monetary Authority for the free transferability by shareholders of all Accenture Ltd Class A common shares that may be sold as described in this prospectus. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 81,000,000 Class A common shares. In addition, certain selling shareholders may offer from time to time up to an aggregate of 34,000,000 Class A common shares received by them directly or indirectly from Accenture in connection with Accenture’s May 2001 transition to a corporate structure or pursuant to Accenture’s equity benefits plans.

i

ACCENTURE

      Accenture is one of the world’s leading management consulting, technology services and outsourcing organizations. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments.

      Our leading position results from the fact that we are one of the largest management consulting, technology services and outsourcing companies in the world in terms of number of employees, industries served and revenues. Based on our knowledge of our business and the business of our competitors, we believe that few other organizations provide as broad a range of management consulting, technology services and outsourcing solutions to as many industries in as many geographic markets as we do.

      Our business consists of using our industry and business-process knowledge, our service offering expertise and our insight into and access to existing and emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients identify and enter new markets, increase revenues in existing markets, improve operational performance and deliver their products and services more effectively and efficiently.

      Accenture Ltd is organized under the laws of Bermuda. We maintain a registered office in Bermuda at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is +1 (441) 296-8262. We also have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. Our website address is www.accenture.com. We do not intend for information contained in our website to be part of this prospectus.

      In this prospectus, we use the terms “Accenture,” “we,” “our” and “us” to refer to Accenture Ltd and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on August 31. For example, a reference to “fiscal 2003” means the 12-month period that ended on August 31, 2003. We use the term “partner” to refer to the executive employees of Accenture with the “partner” title.

RISK FACTORS

      You should carefully consider each of the risks described below and all of the other information in this prospectus and incorporated herein by reference before deciding to invest in our Class A common shares. Additional risks may be included in an applicable prospectus supplement.

Risks That Relate to Our Business

Our results of operations are materially affected by economic conditions, levels of business activity and rates of change in the industries we serve.

      Uncertain global economic and political conditions continue to affect many of our clients’ businesses and many clients continue to reduce or defer expenditures for consulting services. In addition, our business tends to lag behind economic cycles and, consequently, the benefits of any economic recovery to our business may take longer to realize. We continue to experience pricing pressures, which are eroding our revenues. Further deterioration of global economic or political conditions could increase these effects.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

      Our success depends, in part, on our ability to develop and implement management consulting, technology and outsourcing services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. Also, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

      Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their customers and suppliers. The growth in the use of technology slows down in challenging economic environments. There is currently no significant new technology wave to stimulate spending. Use of new technology for commerce generally requires the understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that may make some of their existing personnel, processes and infrastructure obsolete.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

      As a professional services firm, we depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations or fail to disclose our financial or other arrangements with our alliance partners, we could be subject to legal liability or loss of client relationships. Our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients’ operations. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the solutions we develop, but these provisions may not protect us or may not be enforceable in all cases.

Our services or solutions may infringe upon the intellectual property rights of others.

      We cannot be sure that our services and solutions, or the solutions of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services or solutions. Historically in our contracts, we have generally agreed to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may not be able to enter into these royalty or licensing arrangements on acceptable terms.

Our engagements with clients may not be profitable.

      Unexpected costs or delays could make our contracts unprofitable. We have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types. While the risks associated with all of these types of contracts are often similar, an increasing number of outsourcing contracts entailing the coordination of operations, diverse geographic and competency workforces and geographically distributed service centers further complicate the delivery of our services and increase the magnitude of these risks. When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

      Under many of our contracts, the payment of some or all of our fees is conditioned upon our performance. We are increasingly moving away from contracts that are priced solely on a time-and-materials basis and toward contracts that also include incentives related to factors such as costs incurred, benefits produced, goals attained and adherence to schedule. For example, we are entering into an increasing number of outsourcing contracts, including business transformation outsourcing contracts, under which payment of all or a portion of our fees is contingent upon our clients meeting revenue-enhancement, cost-saving or other contractually defined goals which are increasing in complexity and often dependent in some measure on our clients’ actual levels of business activity. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver these defined goals. The trend to include greater incentives in our contracts related to additional revenues generated, costs incurred, benefits produced or our adherence to schedule may increase the variability in revenues and margins earned on such contracts.

      Our contracts can be terminated by our clients with short notice. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. A majority of our consulting engagements are less than 12 months in duration. While our accounting systems identify the duration of our engagements, these systems do not track whether contracts can be terminated upon short notice and without penalty. However, we estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenues is typically 30 days. Longer-term, larger and more complex contracts generally require a longer notice period for termination and may include an early termination charge to be paid to us. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

      We may fail to collect amounts extended to clients. In limited circumstances we extend financing to our clients, which we may fail to collect. A client must meet established criteria to receive financing, and any significant extension of credit requires approval by senior levels of our management. We had extended $346 million of such financing as of November 30, 2003.

If our alliances do not succeed, we may not be successful in implementing our growth strategy.

      Our alliances are an important component of our growth strategy. If these relationships do not succeed, we may fail to obtain the benefits we hope to derive from these endeavors. Similarly, we may be adversely affected by the failure of one or more of our alliances, which could lead to reduced marketing exposure, diminished sales and a decreased ability to develop and gain access to solutions. As most of our alliance relationships are non-exclusive, our alliance partners are not prohibited from forming closer or preferred arrangements with our competitors. Poor performance or failures of our alliances could have a material adverse impact on our growth strategy, which, in turn, could adversely affect our financial condition and results of operations.

Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

      We have offices in 48 countries around the world. In fiscal 2003, approximately 48% of our revenues before reimbursements were attributable to our activities in the Americas, 45% were attributable to our activities in Europe, the Middle East and Africa, and 7% were attributable to our activities in the Asia/ Pacific region. In the first quarter of fiscal 2004, approximately 46% of our revenues before reimbursements were attributable to our activities in the Americas, 47% were attributable to our activities in Europe, the Middle East and Africa, and 7% were attributable to our activities in the Asia/ Pacific region. As a result, we are subject to a number of risks, including:

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	multiple and possibly overlapping and conflicting laws;

•	restrictions on the movement of cash;

•	the burdens of complying with a wide variety of national and local laws;

•	political instability;

•	currency exchange rate fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

The consulting, technology and outsourcing markets are highly competitive and the pace of consolidation, as well as vertical integration, among our competitors continues to increase. As a result, we may not be able to compete effectively if we cannot efficiently respond to these developments in a timely manner.

      The pace of consolidation among our competitors continues, with vertical integration of hardware and software vendors and service providers continuing. Some of our competitors have sought access to public and private capital and others have merged or consolidated with better-capitalized partners. Larger and better-capitalized competitors have enhanced abilities to compete for both clients and skilled professionals. In addition, one or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins.

Historically, we have not relied to any material degree on mergers or acquisitions to increase our market share, revenues, number of market offerings or scope of services. We intend to consider acquisitions that are financially and operationally compatible with our business. Our limited experience with mergers and acquisitions could affect our ability to efficiently consummate and/or integrate acquisitions into our ongoing operations. Any of these circumstances could have an adverse effect on our revenues and profit margin or our ability to aggressively grow our business.

If we are unable to attract, retain and motivate employees, we will not be able to compete effectively and will not be able to grow our business.

      Our success and ability to grow are dependent, in part, on our ability to hire, retain and motivate sufficient numbers of talented people with the increasingly diverse skills needed to grow our business. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

      We continue to extend a variable component of compensation, the payment of which is dependent upon our performance, to larger proportions of our global workforce. Due in part to the continuing difficult global economic environment, this has resulted, and could continue to result, in decreases in the total cash compensation received by many of our employees. We are also expanding the use of equity-based incentives as a component of our senior executives’ variable compensation, which may also affect the amount of cash compensation these senior executives receive. While we adjust compensation levels in individual geographic markets to reflect market forces, including the demand for technical talent, we may have to adjust our compensation levels or adopt different methods of compensation in certain markets in order to attract and retain appropriate numbers of employees with the diverse skills we need to grow our business and to motivate these employees’ performance. Doing so could adversely affect our operating margins.

      Additionally, our partners at the time of our transition to a corporate structure received our equity in lieu of the interests in the partnerships and corporations that they previously held. Their ownership of this equity is not dependent upon their continued employment. There is no guarantee that the non-competition agreements we have entered into with our partners are sufficiently broad to prevent them from leaving us for our competitors or other opportunities or that these agreements will be enforceable in all cases.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

      Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide services or solutions may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights.

      Depending on the circumstances, we may be required to grant a specific client greater rights in intellectual property developed in connection with an engagement than we otherwise generally do, in which case we would seek to cross license the use of the intellectual property. However, in very limited situations, we forego rights to the use of intellectual property we help create, which limits our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs. A continuation of current pricing pressures could result in permanent changes in pricing policies and delivery capabilities.

      Our profit margin, and therefore our profitability, is largely a function of the rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, our profit margin and our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services;

•	competition;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors;

•	our ability to accurately estimate, attain and sustain engagement revenues, margins and cash flows over increasingly longer contract periods;

•	the use of globally sourced, lower-cost service delivery capabilities by our competitors and our clients; and

•	general economic and political conditions.

      Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our workforces; and

•	our ability to manage attrition.

      Our profitability is also a function of our ability to control our costs and improve our efficiency. As the continuation of current pricing pressures could result in permanent changes in pricing policies and delivery capabilities, we must continuously improve our management of costs. Our short-term cost-reduction initiatives, which focus primarily on reducing variable costs, may not be sufficient to deal with all pressures on our pricing and utilization rates. Our long-term cost-reduction initiatives, which focus on global reductions in infrastructure and other costs, rely upon our successful introduction and coordination of multiple geographic and competency workforces and a growing number of geographically distributed delivery centers. As we increase the number of our professionals and execute our strategies for growth, we may not be able to manage significantly larger and more diverse workforces, control our costs or improve our efficiency.

      Despite increased cost savings, including reduced variable compensation and severance costs, we may continue to experience erosion of operating income as a percentage of revenues before reimbursements if present trends continue.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our share price.

      Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	seasonality, including number of workdays and holiday and summer vacations;

•	the business decisions of our clients regarding the use of our services;

•	periodic differences between our clients’ estimated and actual levels of business activity associated with ongoing engagements;

•	the stage of completion of existing projects and/or their termination;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs, support-services costs and severance costs;

•	acquisition and integration costs related to possible acquisitions of other businesses;

•	changes in, or the application of changes in, accounting principles or pronouncements under accounting principles generally accepted in the United States, particularly those related to revenue recognition;

•	currency exchange rate fluctuations;

•	changes in estimates, accruals and payments of variable compensation to our employees; and

•	global economic and political conditions and related risks, including acts of terrorism.

We continue to position ourselves to achieve greater percentages of revenues and growth through outsourcing. This strategy could result in higher concentrations of revenues and contributions to income from a smaller number of larger clients on customized outsourcing solutions or, in the case of our BPO businesses, from larger portfolios of clients for whom we provide similar services and solutions utilizing standard operating models. As we continue to accelerate the growth of new outsourcing contracts, we may experience increased pressure on our overall margins during the early stages of these contracts.

      We continue to position ourselves to achieve a greater percentage of our revenues and growth through business transformation outsourcing, our approach that combines outsourcing, including business process outsourcing, with our other capabilities to help clients transform key processes, applications and infrastructure to improve business performance. This strategy could result in higher concentrations of revenues and contributions to income from a smaller number of larger clients on customized outsourcing solutions or, in the case of our BPO businesses, from larger portfolios of clients for whom we provide similar services and solutions utilizing standard operating models.

      Outsourcing contracts typically have longer contract terms than consulting contracts and may have lower margins and not generate revenues as quickly in the early stages of the contract. The typical length of our outsourcing contracts is three to 10 years. Generally we begin to recognize revenues within six months after beginning work on these contracts. As we continue to accelerate the growth of new outsourcing contracts, including BPO contracts, we may experience increased pressure on our overall margins during the early stages of these contracts.

On certain complex engagements where we partner with others, clients are increasingly demanding that we guarantee the performance of our business partners whom we do not control. New accounting pronouncements may also affect when and how we report revenues associated with certain engagements.

      Some engagements are complex and may require unique structures and alliances. We will continue to manage liabilities or risks on such engagements through rigorous transaction review, but we expect that clients may increasingly demand that we assume certain additional contractual obligations and potential, but reimbursable, liabilities for the performance of our business partners whom we do not control. These liabilities may be subject to the disclosure, recognition and measurement provisions of recently issued Financial Accounting Standards Board Interpretation No. 45.

      In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” In May 2003, the EITF issued additional interpretive guidance regarding the application of Issue 00-21. Issue 00-21 provides guidance on how and when to recognize revenues on arrangements requiring delivery of more than one product or service. Issue 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Companies may also elect to apply the provisions of Issue 00-21 to existing arrangements and record the income statement impact as a cumulative effect of a change in accounting principle.

      Effective September 1, 2003, we adopted Issue 00-21 on a prospective basis and began accounting for all new contracts in accordance with Issue 00-21, potentially changing the timing of revenues recognition and affecting margins in some situations, depending on our ability to structure contracts to accommodate the requirements of Issue 00-21. We will continue to account for contracts signed on or before August 31, 2003, under the previous accounting principles generally accepted in the United States.

We may be named in lawsuits as a result of Arthur Andersen’s current legal and financial situation based on misconceptions about the nature of our past relationship with Arthur Andersen firms.

      We may be named as a defendant in lawsuits arising from audits or other services provided by Arthur Andersen firms as a result of concerns of plaintiffs as to the current legal and financial situation of Arthur Andersen LLP and the breakup of the global network of Arthur Andersen firms. Such actions would be based on misconceptions about the nature of our past relationship with Arthur Andersen LLP and the other Arthur Andersen firms. We may be more likely to be named in these lawsuits if Arthur Andersen firms are, or are perceived to be, unable to satisfy judgments against them for any reason. If commenced, litigation of this nature could divert management time and attention and we could incur defense costs that we might not be able to recover from Arthur Andersen LLP and other Arthur Andersen firms under existing indemnification agreements, given the financial condition of Arthur Andersen LLP and the breakup of the global network of Arthur Andersen firms.

Negative publicity about Bermuda companies may lead to new tax or other legislation that could increase our tax burden and may affect our relationships with our clients.

      Members of the U.S. Congress have introduced legislation relating to the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. It is possible that legislation enacted in this area could reduce the tax benefits of our structure and materially increase our future tax burden, or otherwise adversely affect our business. Other legislative proposals, if enacted, could limit or even prohibit our eligibility to be awarded U.S. government contracts in the future. In addition, similar state legislative proposals, if enacted, could adversely affect our eligibility to be awarded U.S. state government contracts in the future. We are unable to predict with any level of certainty the likelihood or final form in which any proposed legislation might become law or the nature of regulations that may be promulgated under any such future legislative enactments. As a result of these uncertainties, we are unable to assess the impact on us of any proposed legislation in this area. In addition, there have recently been negative comments regarding Bermuda companies in the media. This negative publicity could harm our reputation and impair our ability to generate new business if companies or government agencies decline to do business with us as a result of the negative public image of Bermuda companies or the possibility of our clients receiving negative media attention from doing business with a Bermuda company.

Risks That Relate to Ownership of Our Class A Common Shares

We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders.

      As of March 31, 2004, our partners owned or controlled shares representing, in the aggregate, a 43% voting interest in Accenture Ltd. These shares are subject to a voting agreement, which requires our partners to vote as a group with respect to all matters submitted to shareholders. Our partners’ voting interest in Accenture Ltd may increase to the extent additional employees we name as partners are required to become parties to the voting agreement and/or our partners receive additional equity.

      As long as our partners continue to own or control a significant block of voting rights, they will control us. This enables them, without the consent of the other shareholders, to:

•	elect Accenture Ltd’s board of directors and remove directors;

•	control our management and policies;

•	determine the outcome of most corporate transactions or other matters submitted to the Accenture Ltd shareholders for approval, including mergers, amalgamations and the sale of all or substantially all of our assets; and

•	act in their own interests as partners, which may conflict with or not be the same as the interests of shareholders who are not partners.

      Furthermore, as a result of a partner matters agreement, our partners will continue to have influence with respect to a variety of matters over which neither shareholders nor employees of a public company typically have input. Under the partner matters agreement our partners:

•	have, since our initial public offering, selected five partner nominees for membership on the board of directors of Accenture Ltd as well as their replacements, should any of these partner-nominated directors fail to complete their specified terms of office;

•	will make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer needs to be appointed within the first four years after our initial public offering;

•	vote on new partner admissions;

•	approve the partners’ income plan as described below; and

•	hold non-binding votes with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or “unit,” basis.

      Under the terms of the partner matters agreement, a partners’ income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee prepares a partners’ income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2/3% partner matters vote, it is: (1) binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), subject to the impact on overall unit allocation of determinations by the board of directors or the compensation committee of the board of directors of Accenture Ltd of the unit allocation for the executive officers, unless otherwise determined by the board of directors; and (2) submitted to the compensation committee of the board of directors of Accenture Ltd as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd.

The share price of the Accenture Ltd Class A common shares may decline due to the large number of Class A common shares eligible for future sale.

      Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. A substantial number of Class A common shares are eligible for future sale as described below:

•	As of March 31, 2004, substantially all of the Accenture Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares still held by our partners, former partners and certain of their permitted transferees and previously received in connection with our transition to a corporate structure were directly or indirectly subject to the provisions of a voting agreement and/or a transfer rights agreement that permit sales by our partners or former partners in increasing amounts over seven years beginning July 24, 2002 and/or other contractually agreed transfer restrictions of comparable durations. Equity awards received by partners under Accenture’s share incentive plan after our transition to a corporate structure, while not subject to the transfer restrictions of the voting agreement and the transfer rights agreement, are subject to vesting and/or delivery on various deferred schedules. Current and former partners, and their permitted transferees, holding as of March 31, 2004 an aggregate of more than 558,616,787 Accenture Ltd Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares, including substantially all of such shares remaining directly or indirectly subject to the transfer restrictions applicable to partners and former partners under the voting agreement and/or the transfer rights agreement, have separately agreed not to transfer any equity interests in Accenture acquired from Accenture until July 24, 2005, except for sales in transactions approved by Accenture. We expect that all of our employees who become partners in the future will agree to these separate July 24, 2005 transfer restrictions. While the transfer restrictions in the voting agreement and the transfer rights agreement will continue to apply, such transfer restrictions will be waived to permit Accenture-approved transactions. From time to time, pursuant to the terms of the voting agreement and/or transfer rights agreement, we may also approve limited relief from the existing share transfer restrictions for specified partners or groups of partners in connection with particular retirement, employment and severance arrangements that we determine to be important to the execution of our business strategy. After July 24, 2005, however, only the provisions of the voting agreement and the transfer rights agreement, as well as the deferred vesting and/or delivery schedules that govern equity awards under Accenture’s share incentive plan and other agreements with permitted transferees, will apply. Commencing in the first quarter of fiscal 2003, we began affording partners and former partners and their permitted transferees who have agreed not to transfer their equity interests in Accenture until July 24, 2005 except in specified Accenture-approved transactions with regular opportunities to sell or redeem their shares. These transactions have included sales of Accenture Ltd Class A common shares in accordance with the manner of sale provisions of Rule 144 under the Securities Act by the holders of these shares, as well as redemptions and purchases by Accenture of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares from the holders of those shares. These redemptions and purchases, to date, have been at ratable volume levels and equivalent price levels with the sales of the Class A common shares. We expect to continue to enable these partner share transactions. We also expect that such partners and former partners and their permitted transferees will be permitted to transfer shares in connection with future underwritten public offerings or private placements. The contractual restrictions on transfer described in this paragraph may not be enforceable in all cases.

•	In addition, as of March 31, 2004, 47,167,659 Class A common shares underlying restricted share units generally were scheduled to be delivered during the calendar year indicated below:

Number of Shares	Calendar Year

19,647,801	2004
2,799,506	2005
2,826,400	2006
2,771,914	2007
2,808,787	2008
8,056,226	2009
8,257,025	After 2009

The delivery of some of these shares may be deferred based on elections made by the holders. Deliveries of shares in calendar year 2004 include shares to be delivered in connection with all remaining restricted share units granted to our non-partner-level employees in connection with our initial public offering.

29,927,279 of all Accenture Ltd Class A common shares issuable pursuant to these restricted share units underlay restricted share units granted to current and former partners, and we expect that, to the extent delivered prior to July 24, 2005, substantially all of these Class A common shares will be subject to the contractual transfer restrictions lasting until July 24, 2005 described above. Class A common shares delivered pursuant to restricted share units granted to our non-partner employees and non-employee directors are not subject to contractual restrictions on transfer.

•	In addition, as of March 31, 2004, 71,224,681 Accenture Ltd Class A common shares were issuable pursuant to options, of which options to purchase an aggregate of 26,270,044 Class A common shares were exercisable and options to purchase an aggregate of 44,954,637 Class A common shares generally will become exercisable during the calendar year indicated below:

Number of Shares	Calendar Year

18,172,533	2004
18,286,891	2005
5,193,254	2006
3,301,959	After 2006

13,558,151 of all Accenture Ltd Class A common shares issuable pursuant to these options were issuable pursuant to options that have been granted to current and former partners, and we expect that, to the extent purchased prior to July 24, 2005, substantially all of these Class A common shares will be subject to the contractual transfer restrictions lasting until July 24, 2005 described above. Class A common shares delivered under options granted to our non-partner employees and non-employee directors are not subject to contractual restrictions on transfer. The options that become exercisable in calendar years 2004 and 2005 include options that were issued to our employees in connection with our initial public offering.

We may need additional capital in the future, and this capital may not be available to us. The raising of additional capital may dilute shareholders’ ownership in us.

      We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and solutions; or

•	respond to competitive pressures.

      Any additional capital raised through the sale of equity may dilute shareholders’ ownership percentage in us. Furthermore, any additional financing we may need may not be available on terms favorable to us, or at all.

We are registered in Bermuda, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

      We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

      Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

      Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his conduct and the loss suffered.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations and our results of operations that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed under the section entitled “Risk Factors.”

AVAILABLE INFORMATION

      Accenture Ltd is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We make available free of charge on the Investor Relations section of our website (http://www.accenture.com/investor/) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

      We have filed a registration statement on Form S-3 with the SEC relating to the Class A common shares covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Accenture, please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

      The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the Class A common shares by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

      Accenture Ltd incorporates by reference into this prospectus the following documents or information filed with the SEC:

(1) Annual Report on Form 10-K for the fiscal year ended August 31, 2003, filed on November 18, 2003 (File No. 001-16565);

(2) Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2003, filed on January 13, 2004 (File No. 001-16565);

(3) Quarterly Report on Form 10-Q for the quarterly period ended February 29, 2004, filed on April 8, 2004 (File No. 001-16565);

(4) Current Report on Form 8-K, dated March 30, 2004, filed on March 30, 2004 (File No. 001-16565);

(5) Current Report on Form 8-K, dated April 8, 2004, filed on April 8, 2004 (File No. 001-16565);

(6) Proxy Statement on Schedule 14A, filed on December 29, 2003 (File No. 001-16565);

(7) The description of Class A common shares contained in the Registration Statement on Form 8-A, dated June 25, 2001 (File No. 001-16565), of Accenture Ltd, filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

(8) All documents filed by Accenture Ltd under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

      We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Investor Relations, Accenture, 1345 Avenue of the Americas, 18th Floor, New York, NY 10105, Telephone: +1 (877) ACN-5659 in the United States and Puerto Rico, +1 (703) 797-1711 outside the United States and Puerto Rico.

USE OF PROCEEDS

      Unless otherwise indicated in a prospectus supplement, and except as described in the next sentence, we intend to use the net proceeds from Accenture Ltd’s sale of Class A common shares pursuant to this prospectus from time to time to purchase or redeem, as the case may be, Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares. Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

      Except as described in the next sentence, we will not receive any proceeds from the sale of any Class A common shares offered by the selling shareholders. We expect that the Accenture shareholders who will sell Class A common shares pursuant to this prospectus or from whom we intend to purchase or redeem shares as described above (other than those former partners, retired at the time of our May 2001 transition to a corporate structure, that received awards of restricted share units in connection with the initial public offering of the Class A common shares) will pay to us an amount equal to 3%-3 1/2% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount or brokerage costs. We will apply these amounts to cover all of the expenses of offerings to which this prospectus relates, with the excess being applied to fund the Accenture Share Employee Compensation Trust.

DIVIDEND POLICY

      We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

      We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Accenture Ltd and Accenture SCA to pay dividends.

      Future dividends on the Class A common shares of Accenture Ltd, if any, will be at the discretion of its board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

DESCRIPTION OF SHARE CAPITAL

      The following summary is a description of the material terms of Accenture Ltd’s share capital. We encourage you to read Accenture Ltd’s memorandum of continuance and bye-laws which have been filed with the SEC.

General

      The authorized share capital of Accenture Ltd is $517,500 comprising:

•	20,000,000,000 Class A common shares, par value $0.0000225 per share;

•	1,000,000,000 Class X common shares, par value $0.0000225 per share; and

•	2,000,000,000 preferred shares, par value $0.0000225 per share.

Common Shares

Voting

      Holders of Accenture Ltd’s Class A common shares and Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present in person or by proxy.

Mandatory Redemption

      Accenture Ltd may, at its option, redeem at any time any Class X common share for a redemption price equal to the par value of the Class X common share. Accenture Ltd has agreed with each partner who holds Class X common shares, however, not to redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by such holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be.

Dividends

      Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Ltd’s board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Class X common shares are not entitled to dividends.

Liquidation Rights

      Each Class A common share is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of the assets of Accenture Ltd remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. Class X common shares are not entitled to be paid any amount upon a winding-up of Accenture Ltd.

Election of Directors

      The election of the directors of Accenture Ltd is determined by a majority of the votes cast at the general meeting at which the directors are elected. Shareholders of Accenture Ltd do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common shares will, as a practical matter, be entitled to control the election of all directors.

      Accenture Ltd’s board of directors has the power to appoint directors to fill vacancies on the board and has been authorized by resolution of the shareholders to appoint additional directors up to the maximum board size of 15 directors.

      Accenture Ltd’s board of directors has adopted guidelines providing that, except for our chief executive officer and up to two additional inside directors designated by our chief executive officer, Accenture Ltd’s directors will not be allowed to serve more than three consecutive terms.

      Under Accenture Ltd’s bye-laws, if the shares owned by partners which are subject to the voting provisions of the voting agreement represent a majority of Accenture Ltd’s voting power, a director may be removed at the direction of the partners representatives. If shares subject to the voting provisions of the voting agreement do not represent a majority of Accenture Ltd’s voting power, a director may be removed at the request of not less than 75% of the other directors. Any vacancy created by the removal of a director may be filled by the board of directors.

Other Rights

      Class X common shares are not entitled to any dividend or liquidation rights or, except as described herein, any other rights.

No Pre-emptive Rights

      Holders of common shares of Accenture Ltd have no pre-emptive rights.

Transfer

      Under Accenture Ltd’s bye-laws, Class A common shares are transferable by their holders. Class X common shares are transferable by their holders only with the consent of Accenture Ltd.

Preferred Shares

      Accenture Ltd has created 2,000,000,000 authorized preferred shares, par value $0.0000225 per share, the rights and preferences of which are currently undesignated. The board of directors of Accenture Ltd has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders.

      Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our common shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.

      At present, Accenture Ltd has no plans to issue any preferred shares.

Bermuda Law

      Accenture Ltd is an exempted company organized under the Companies Act 1981 of Bermuda. The rights of Accenture Ltd’s shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of continuance and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and Accenture Ltd’s organizational documents.

Dividends

      Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting Rights

      Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or Accenture Ltd’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Accenture Ltd’s bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast (except in the case of amendments to certain provisions of the bye-laws of Accenture Ltd, such as those relating to amalgamations, discontinuances, asset sales and the appointment and resignation of directors, where an 80% majority may be required if such amendments are not approved by the board of directors). A description of the voting rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Rights in Liquidation

      Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares. A description of the specific liquidation rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Meetings of Shareholders

      Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Accenture Ltd’s bye-laws, we must give each shareholder at least 30 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting.

      Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Accenture Ltd’s bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the voting power constitutes a quorum (except in certain exceptional cases where a greater number is required).

Access to Books and Records and Dissemination of Information

      Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation or continuance, its memorandum of association or continuance, including its objects and powers, and any alteration to its memorandum of association or continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. Accenture Ltd maintains its principal share register in Hamilton, Bermuda and a branch register in the United States. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board Actions

      Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company rather than the shareholders. Accenture Ltd’s bye-laws provide that certain actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of Accenture Ltd’s board of directors.

      Accenture Ltd’s bye-laws provide that a director of Accenture Ltd, in taking any action (including an action that may involve or relate to a change of control or potential change of control of Accenture Ltd), may (but is not required to) consider, among other things, the effects that the action may have on other interests or persons (including Accenture Ltd’s shareholders, partners, retired partners and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to the best interests of Accenture Ltd.

Amendment of Memorandum of Continuance and Bye-laws

      Bermuda law provides that the memorandum of association or continuance of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association or continuance, other than an amendment that alters or reduces a company’s share capital, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Accenture Ltd’s bye-laws may be amended by its board of directors if the amendment is approved by shareholders by a resolution passed by the holders of a majority of the votes cast (except in limited instances, where the bye-law amendment has not been approved by the board of directors and where the approval of a resolution in favor of which the holders of not less than 80% of the voting power have voted is required). Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association or continuance adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

      Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and Accenture Ltd’s bye-laws, the amalgamation of Accenture Ltd with another company requires the amalgamation agreement to be approved by Accenture Ltd’s board of directors and by a resolution of the shareholders of Accenture Ltd.

      Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

      When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Transfer Agent and Registrar

      National City Bank serves as transfer agent and branch registrar for the Class A common shares in the United States. Reid Management Ltd serves as transfer agent and principal registrar for the Class A common shares in Bermuda.

MATERIAL INCOME TAX CONSEQUENCES

Taxation of Accenture Ltd

      Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay an annual government fee in Bermuda based on our authorized share capital and share premium. We currently pay, and expect to continue to pay, the maximum annual government fee applicable to us, which is currently $27,825 per year. The annual government fee amounts are subject to review from time to time by the Bermuda authorities.

Taxation of Holders

Bermuda Tax Considerations

      Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda). See “Taxation of Accenture Ltd” above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

United States Federal Income Tax Considerations

      The following is a summary of the material United States federal income tax consequences, as of the date of this document, of the ownership of our Class A common shares by beneficial owners who purchase the Class A common shares pursuant to this offering, who hold the Class A common shares as capital assets and who are United States persons under the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code, you are a United States person if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      This summary is based upon current laws and regulations and relevant interpretations of these laws and regulations, all of which are subject to change, possibly with retroactive effect. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the offering. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

      This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our Class A common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding Class A common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-United States subsidiaries; or

•	a person whose functional currency is not the United States dollar.

      If a partnership holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common shares, you should consult your tax advisor.

      You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the Class A common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

      The gross amount of distributions you receive on your Class A common shares will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits, calculated according to United States federal income tax principles. Such income will be includible in your gross income on the day you actually or constructively receive it. You will not be entitled to claim a dividends received deduction, generally allowed to United States corporations in respect of dividends received from other United States corporations, with respect to distributions you receive from us.

      If you are an individual, certain dividends received from a foreign corporation before January 1, 2009 on shares that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. We believe that our Class A common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our Class A common shares will continue to be readily tradable on an established securities market in later years. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A common shares. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

      If, however, we are classified as a foreign personal holding company during a given taxable year, a distribution paid by us to individual shareholders during such year (or the following year) that is not treated as a tax-free return of any previously taxed and undistributed amount and is characterized as a dividend will not qualify for the reduced rates of taxation applicable to individuals with respect to dividends paid before January 1, 2009 (see “— Foreign Personal Holding Company” below). You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the Class A common shares, thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares, and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange.

      If, for United States federal income tax purposes, we are classified as a United States-owned foreign corporation, distributions made to you with respect to your Class A common shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as:

•	foreign source passive income or, in the case of some holders, foreign source financial services income; and

•	United States source income,

in proportion to our earnings and profits in the year of such distribution allocable to foreign and United States sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons.

Foreign Personal Holding Company

      A foreign corporation will be classified as a foreign personal holding company if:

•	at any time during the corporation’s taxable year, five or fewer individuals who are United States citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value (we refer to this as the “shareholder test”); and

•	the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the “income test”).

      If we or one of our non-United States subsidiaries were classified as a foreign personal holding company, you and some indirect holders would be required, regardless of your percentage ownership, to include in income as a dividend, your pro rata share of our (or our relevant non-United States subsidiary’s) undistributed foreign personal holding company income if you were a holder on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. If we were in a given taxable year classified as a foreign personal holding company, dividends paid by us to individual shareholders in such year (or the following year) would not qualify for the reduced rates of taxation applicable to individuals with respect to dividends paid before January 1, 2009. Moreover, if we were classified as a foreign personal holding company, shareholders who acquired our shares from decedents would not receive a “stepped-up” basis in that stock. Instead, these shareholders would have a tax basis equal to the lower of the fair market value of the shares or the decedent’s basis.

      Because of the application of complex ownership attribution rules, we are likely to meet the shareholder test in a given year. To the extent we have gross income, we are also likely to satisfy the income test and be treated as a foreign personal holding company. However, even if we are classified as a foreign personal holding company, subject to the discussion of our non-United States subsidiaries below, we do not anticipate having any material amounts of undistributed foreign personal holding company income because we do not expect to have any material amounts of net taxable income. In the unlikely event we have net taxable income, we intend to distribute it to you so as to avoid having taxable income imputed to you under these rules.

      In addition, because of the application of complex ownership attribution rules, our non-United States subsidiaries are likely to meet the shareholder test in a given year. It is also possible that one or more of our non-United States subsidiaries will meet the income test in a given year and be treated as a foreign personal holding company. If any of our non-United States subsidiaries is a foreign personal holding company, then any undistributed foreign personal holding company income of that subsidiary may be deemed paid to us as a dividend, with the result that you could be required to include currently your ratable share of such deemed dividend as undistributed foreign personal holding company income. In addition, your tax basis in the shares of the foreign personal holding company would be increased by the amount of the income inclusion. However, we intend to manage the affairs of our non-United States subsidiaries so as to attempt to avoid or minimize having income imputed to you under these rules, to the extent this is consistent with our business goals, although there can be no assurance in this regard.

      Depending on a variety of factors, it is possible that we and/or any of our non-United States subsidiaries that are foreign personal holding companies may cease to be classified as foreign personal holding companies in the future, although there can be no assurance in this regard.

Disposition of the Class A Common Shares

      When you sell or otherwise dispose of your Class A common shares you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Subject to any basis adjustments described in “— Foreign Personal Holding Company,” your adjusted tax basis in the Class A common shares will generally be your cost of obtaining the shares reduced by any previous distributions that are not characterized as dividends. For foreign tax credit limitation purposes, this gain or loss will generally be treated as United States source. If you are an individual and the Class A common shares being sold or otherwise disposed of have been held by you for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Information Reporting and Backup Withholding

      In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the Class A common shares or the proceeds received on the sale, exchange or redemption of those Class A common shares paid to you within the United States and, in some cases, outside of the United States. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that you furnish the required information to the United States Internal Revenue Service.

SELLING SHAREHOLDERS

      The following table sets forth, for each selling shareholder that is one of our directors or executive officers, the name, the number of Class A common shares beneficially owned as of March 31, 2004, the maximum number of Class A common shares that may be offered pursuant to this prospectus and the number of Class A common shares that would be beneficially owned after the sale of the maximum number of Class A common shares.

				Number of Class A
				common shares
				beneficially owned
				immediately after
	Number of Class A		Maximum number of	sale of maximum
	common shares		Class A common	number of Class A
Name	beneficially owned		shares to be offered	common shares

Karl-Heinz Flöther	694,761		92,635	602,126
Joe W. Forehand	1,000	(1)	351,722	1,000 (1)
Mark Foster	648,534		71,354	577,180
Stephan A. James	—	(2)	287,169	— (2)
Masakatsu Mori	649,895		86,918	562,977
Gill A. Rider	635,779		68,279	567,500
David C. Thomlinson	643,845		66,290	577,555
Harry L. You	330,700	(3)	300,000	30,700

(1)	In addition to 1,000 Class A common shares, Mr. Forehand beneficially owns 1,406,889 Accenture SCA Class I common shares. Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder of its shares and at any time, to redeem any outstanding Accenture SCA Class I common shares held by the holder. The redemption price per share is generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA has the option to pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. 351,722 Class A common shares that may be delivered to Mr. Forehand upon redemption of Accenture SCA Class I common shares that Mr. Forehand owns may be offered pursuant to this prospectus.

(2)	Mr. James beneficially owns 1,148,676 Accenture SCA Class I common shares. 287,169 Class A common shares that may be delivered to Mr. James upon redemption of Accenture SCA Class I common shares that Mr. James owns may be offered pursuant to this prospectus.

(3)	Includes 300,000 Accenture Ltd Class A common shares that could be acquired through the exercise of share options within 60 days from March 31, 2004.

     In addition to the selling shareholders named in the preceding table, a maximum of 32,675,633 Class A common shares may be offered by additional selling shareholders. Information with respect to these additional selling shareholders is filed with the SEC and is set forth in an exhibit to the registration statement of which this prospectus forms a part. No selling shareholder owns more than 1% of Accenture Ltd’s Class A common shares, and no selling shareholder will own more than 1% of Accenture Ltd’s Class A common shares after the offers and sales contemplated by this prospectus. Certain partners and former partners hold their Class A common shares through personal holding companies.

PLAN OF DISTRIBUTION

      Accenture Ltd and the selling shareholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the Class A common shares covered by this prospectus. Registration of the Class A common shares covered by this prospectus does not mean, however, that those Class A common shares necessarily will be offered or sold.

      The Class A common shares covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the New York Stock Exchange (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker-dealer will attempt to sell a block of Class A common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the Class A common shares;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

      Accenture Ltd may also deliver Class A common shares to which this prospectus relates upon redemption of Accenture SCA Class I common shares, and, unless indicated otherwise in a prospectus supplement, no broker, dealer or underwriter will be engaged in connection therewith.

      In effecting sales, brokers or dealers engaged by us or the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the Class A common shares by a broker-dealer as principal and resales of the Class A common shares by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

      Neither we nor the selling shareholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Class A common shares covered by this prospectus. At any time a particular offer of the Class A common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Class A common shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Class A common shares covered by this prospectus.

      We or the selling shareholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that we or the selling shareholders must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

      In connection with the sale of the Class A common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Class A common shares for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriters, broker-dealers or agents participating in the distribution of the Class A common shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

      We estimate that the total expenses in connection with the offer and sale of Class A common shares pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $1,750,000, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We expect that the Accenture shareholders who will sell Class A common shares pursuant to this prospectus or from whom we intend to purchase or redeem shares as described in this prospectus (other than those former partners, retired at the time of our May 2001 transition to a corporate structure, that received awards of restricted share units in connection with the initial public offering of the Class A common shares) will pay to us an amount equal to 3%-3 1/2% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount or brokerage costs. We will apply these amounts to cover all of the expenses of offerings to which this prospectus relates and other partner share transactions, with the excess being applied to fund the Accenture Share Employee Compensation Trust.

      Accenture Ltd, Accenture SCA and the selling shareholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker-dealers or agents may be required to make.

      Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the Class A common shares may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

      Some of the Class A common shares covered by this prospectus may be sold by selling shareholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

      Certain legal matters may be passed upon for us by Simpson Thacher & Bartlett LLP as to matters of United States and New York law. Appleby Spurling & Kempe, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus.

EXPERTS

      The consolidated financial statements as of August 31, 2003 and 2002 and for the years then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K filed on November 18, 2003 have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

      The consolidated financial statements for the year ended August 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K filed on November 18, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.